

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 7, 2009

Alvaro Garcia-Tunon
Chief Financial Officer
1001 Air Brake Avenue
Wilmerding, PA  15148

   Re: Westinghouse Air Brake Technologies Corporation
     Form 10-K:  For the fiscal year ended December 31, 2008
     Commission file number:  01-32833

Dear Mr. Garcia-Tunon:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Lyn Shenk
       Branch Chief